PRESS RELEASE

Veolia Water confirms its growth in Asia

with several new contracts

Paris, September 7, 2006. Veolia Water announces the recent signing of several new contracts in Asia, thus illustrating the continuous growth of all its municipal and industrial activities in the region.

In China, Veolia Water signs its 19th contract for Liuzhou

Following a call for tenders, Veolia Water has won a contract to manage the water service for Liuzhou, the second-largest city in Guangxi province, with a population of 1,000,000. Under the public-private partnership, the city will maintain a 51% interest in Liuzhou Water Services, and Veolia Water will run the firm, which will be responsible for the complete management of the water distribution service. Liuzhou Water Services has 950 employees and manages four water treatment plants with a combined capacity of 540,000 m3 per day. It also manages 807 kilometers of pipes and customer services. The 30-year contract should represent a cumulative revenue of over €340 million.

With this new contract, Veolia Water will be serving nearly 19 million people in China. The company provides complete water management for more than half that number, ensuring water production and distribution, as well as customer services.

In Japan, Veolia Water wins management contracts for two wastewater treatment plants

In separate calls for tenders, Veolia Water has been awarded contracts to manage two wastewater treatment plants, one in Saitama Prefecture, near Tokyo, and the other in Hiroshima. With capacities of 52,000 m3 per day and 247,000 m3 per day respectively, the plants treat the wastewater of almost 1,000,000 people. The two three-year contracts represent a cumulative revenue of €23 million.

In South Korea and Singapore, Veolia Water’s industrial outsourcing solutions gain ground

In the wake of a major contract signed at the beginning of the year with Sinopec for its Yanshan site in Beijing, China, Veolia Water has concluded new contracts in the region to operate industrial water treatment infrastructure, notably with the Kumho Group in South Korea and Showa Denko in Singapore. The contracts concluded with these companies are for a period of 15 and 6 years respectively. The expected accrued turnover for all the contracts signed with these two groups represent an amount of €198 million.

According to Antoine Frérot, Veolia Water’s Chief Executive Officer, “These new contracts confirm the significance of Veolia Water’s growth model in the region. They also reflect the quality of services and the dedicated technological solutions that we can draw on to help Asian countries, especially China, meet their environmental and industrial challenges.”

The announcement comes on the eve of the opening of the 5th International Water Association (IWA) Congress which is being held in Beijing (China). This international event will gather all professional players in the water sector for a period of five days.

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Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world's major designers of technological solutions and constructor of facilities needed in water and wastewater services. Veolia Water serves 108 million people worldwide. With 70,700 employees, its 2005 revenues amounted to €9.1 billion. www.veoliawater.com.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is world leader in environmental services. With more than 270,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of industrial and municipal customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €25.2 billion in 2005. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://www.veolia-finance.com

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